Liquid Media Group Announces Miss Kwirk, Sequel to Popular Kwirk Title

Miss Kwirk One of Five Original Titles to be Released in Retro Reboot Series

Vancouver, BC – December 13, 2018 – Liquid Media Group Ltd.’s (Nasdaq: YVR) (“Liquid” or the “Company”) gaming division today launched its Retro Reboot initiative. The five-title series is designed to expand the franchise potential of popular retro titles owned by the Company.

The first game scheduled to launch is Miss Kwirk, a new puzzle game for gaming consoles and PC, which is being developed as a follow-up to the popular Kwirk title.

Just as Ms. Pac-Man took the Pac-Man franchise to a new level, Miss Kwirk has the potential to significantly enhance Kwirk’s franchise potential.

“We are in a new era of content distribution. In addition to developing and launching one-off titles, monetizing our intellectual property across games, animation programming for streaming, movies, TV and merchandise delivers a cost-effective, low-risk revenue growth model,” said Daniel Cruz, Chief Financial Officer for Liquid Media Group.

Miss Kwirk is a character – and story – that has strong potential for redistribution across different mediums. As games become more global, Miss Kwirk is an ideal title to be translated, localized and loved by gamers around the world.

Kwirk has already proven its ability for crossover success – the lead character and some of Kwirk’s enemies were featured in The Power Team, a 55-episode animated TV series.

It has been 27 years since the events of Kwirk. The revered 90s character has grown a daughter but forgot where she was planted. Miss Kwirk is on a mission to track down her childhood garden. She’s got the skills to handle any obstacle. Now, it’s time to put her moxy to the test and make her way back home.

Featuring all-new levels and game-play modes designed to engage gamers of all ages, Miss Kwirk will have a contemporized nostalgic feel with 3D enhancements.

With the launch of Miss Kwirk and its Retro Reboot initiative, Liquid is positioning the Company as a powerhouse player in the retro gaming space. Additional titles in the Retro Reboot series will be announced as Liquid advances its ongoing development and launch schedules.

Miss Kwirk will be published by Liquid subsidiary Majesco Entertainment.

About Liquid Media Group Ltd.

Liquid is a media and entertainment company connecting mature production companies via Powered by StratusCore™ cloud workplace technology into a vertically integrated global studio, producing content for all platforms through its network of shared services. Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz
Liquid Media Group Ltd.
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:

Adam Bello
Media & Analyst Relations Manager
Primoris Group Inc.
+1 (416) 489-0092 x 226
media@primorisgroup.com

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